March 7, 2006

Dana Hartz
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	FPIC Insurance Group, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
Commission File No. 001-11983

Dear Ms. Hartz:

Pursuant to our previous conversations regarding our response to Comment No. 1 which was included in your letter to us on December 13, 2005, we have further enhanced our proposed disclosure of our loss and LAE reserving process.

We acknowledge that:

•	The Company is responsible for the accuracy and adequacy of the disclosure in its Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Charles Divita, III
Charles Divita, III
Chief Financial Officer

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Ms. Dana Hartz
United States Securities and Exchange Commission
March 7, 2006

Proposed Reserve Disclosure Relevant to Comment No. 1 in Disclosure-Type Format

Liability for Losses and LAE
Our liability for losses and LAE (also referred to as our loss and LAE reserves) is our largest liability and represents the financial statement item most sensitive to estimation and judgment. MPL insurance, including business written directly and reinsurance assumed, is our primary line of business and accounted for $644.8 million and $610.6 million, or 97% and 96%, of our total consolidated liability for losses and LAE as of December 31, 2005 and 2004, respectively.

Our loss and LAE reserves represent management’s best estimate of the amounts we expect to pay out in the future on account of all insured claims and incidents as of the end of the period. The liability comprises estimated case reserves on reported claims plus estimates of insured losses and LAE incurred but not yet reported. Also implicit in our loss and LAE reserves is a provision for case reserve development, which represents an estimate of the aggregate difference between our individually estimated case reserves and the amount for which they will ultimately be settled. This provision, which is included in our total IBNR reserves, comprises the majority of such reserves given our claims-made only policy coverage. The following table summarizes, in thousands, our liability for losses and LAE by line of business:

	As of December 31, 2005			As of December 31, 2004
	Case reserves	IBNR reserves (including case reserve development)	Total reserves	Case reserves	IBNR reserves (including case reserve development)	Total reserves
Gross basis:
Professional liability	$479,213	165,539	644,752	$531,293	79,259	610,552
Other lines	15,266	3,448	18,714	16,904	7,662	24,566
Total gross reserves	$494,479	168,987	663,466	$548,197	86,921	635,118

Net basis:
Professional liability	$281,574	76,930	358,505	$295,921	3,421	299,342
Other lines	4,553	(3,439)	1,114	4,094	(1,737)	2,357
Total net reserves	$286,127	73,491	359,619	$300,015	1,684	301,699

    At December 31, 2005, the IBNR component of total reserves increased over the prior year, primarily due to an expected shift in the portion of total claim costs attributable to LAE, such as legal defense and related costs. This change is mostly due to the stricter claims philosophy we adopted in 2001, which focuses on aggressively defending non-meritorious claims in order to lower overall claims costs. While we believe this approach has been beneficial to our results in total, it has increased our estimates for LAE costs as an individual component. Establishing case reserves for LAE is inherently difficult since the level of costs ultimately necessary to resolve a case tend to increase over time and can vary significantly based on things such as if and when a case is taken to trial. Therefore, a substantial portion of total LAE reserves is reflected in our estimates for case reserve development. Additionally, our stricter claims philosophy has resulted in a relatively lower number of cases with an indemnity case reserve. These two factors together are the primary reasons for the increase in IBNR as a component of total reserves during 2005.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Ms. Dana Hartz
United States Securities and Exchange Commission
March 7, 2006

Actuarial techniques and primary factors that impact our reserve estimates
We establish loss and LAE reserves taking into account the results of multiple actuarial techniques applied as well as other assumptions and factors regarding our business. The actuarial techniques we use that are material to our evaluation of loss and LAE reserves include the following:

•	Loss Development Methods (Incurred and Paid Development)	•	ALAE Development Methods (Incurred and Paid Development)
•	Berquist-Sherman Case Reserve Adjustment Method	•	Bornhuetter-Ferguson Expected Loss Projection Methods
•	Frequency/Severity Methods	•	Backward Recursive Method

Each technique has inherent benefits and shortcomings (i.e., biases), particularly when applied to company-specific characteristics and trends. For example, certain methods (e.g., the Bornhuetter-Ferguson methods) are more relevant to immature accident years and other methods (e.g., the loss development methods) provide more meaningful information for years with a greater level of maturity. Because each method has its own set of attributes, we do not rely exclusively upon a single method. Rather, we evaluate each of the methods for the different perspectives that they provide. Each method is applied in a consistent manner from period to period and encompasses a review of selected claims data, including claim and incident counts, average indemnity payments, and loss adjustment costs.

Using internal actuarial staff, we analyze and develop projections of ultimate losses that are used to establish our carried reserves. In performing our review, we separate reserves by line of business, coverage type and layer of coverage, geography and accident year. By doing so, we are able to further evaluate the unique patterns of development and trends for each line of business. We then select a point estimate for each line of business with due regard for the age, characteristics and volatility of the portion of the business, the volume of data available for review and past experience with respect to the accuracy of estimates for business of a similar type. This series of selected point estimates, along with other relevant quantitative and qualitative information, is then evaluated to produce our best estimate and our range of projected ultimate losses based upon the various methods discussed above. We develop our range by selecting and applying a factor to our best estimate in order to produce the upper end of our range, which is reflective of the outcomes of higher projections. A similar method is used to arrive at the low end of our range. In general, the width of a range reflects the level of variability in the underlying projections, and a typical range of reasonable values for MPL business is considered to be as wide as 15%. Therefore, in addition to the performance of the business itself, our results of operations and financial position are very sensitive to our reserve estimates and judgments. The range developed for our loss and LAE reserves, net of reinsurance, at December 31, 2005 was $334.4 million to $384.8 million.

We also utilize and evaluate calculations contained in an actuarial study performed by an independent actuarial firm as an objective confirmation of the adequacy of our carried reserves. Our best estimate may differ from the selected reserve estimate of our independent actuary as a result of differences in evaluating such things as the impact of historical experience, legal and regulatory changes, expectations about future claim results and trends and certain other factors as discussed below. While our assessment may differ, our carried reserves remain within a reasonable actuarial range of the independent actuary’s selected reserve estimate. The independent review of our reserves plays an important role in our overall assessment of the adequacy of our reserves. The reserve opinions of our independent actuary for the years ended December 31, 2005 and 2004 have been filed with state insurance regulators along with the statutory financial statements of our insurance companies.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Ms. Dana Hartz
United States Securities and Exchange Commission
March 7, 2006

The primary factors affecting our estimates of how much we will pay and therefore our reserve for insurance claims, defense and other related costs are:

•	Frequency and severity trends (numbers of claims and how much we will pay for each claim on average);
•	The timing or pattern of future payments;
•	Frequency of claims closed with indemnity payments (the percentage of claims received that ultimately result in a loss payment versus those that are settled and closed without a loss payment);
•	The amount of defense costs we will pay for each claim or group of claims; and
•	Inflationary trends that are expected to bear on future loss and LAE payments.

These factors, in turn, can be affected by external events, including the judicial environment and tort-related trends over time. For example, the removal or significant weakening of one or more of the tort reforms passed in our largest market, Florida, could result in an unexpected increase in claim frequency and/or severity. In addition, these factors may also be impacted by internal events, such as changes in our business mix or claims handling philosophy. Determining whether such events are reasonably likely to occur and attempting to quantify the impact of an individual event are inherently difficult. We utilize our experience and judgment and consider these factors as well as historical experience and the results of applied actuarial techniques when evaluating the adequacy of carried loss and LAE reserves. All of the above-mentioned factors individually can and will generally vary from one period to the next over time but are estimated to approximate their ultimate values in setting reserve estimates.

In considering the potential sensitivity of the factors and assumptions underlying management’s best estimate of loss and LAE reserves, it is also important to understand that the medical professional liability sector of the property casualty insurance industry is characterized by a relatively small number of claims with a large average cost per claim. For example, in 2005, which we ended with 14,055 professional liability policyholders, we paid a total of $60.8 million in loss (indemnity only) payments on 391 claims. Given the magnitude of our reserves and these characteristics, even a relatively small change in the number of claims we expect to pay (i.e., frequency) or a relatively small percentage change in the average cost per claim (i.e., severity) could have a significant impact on our reserves and, correspondingly, our financial position and results of operations. This is the case for other key assumptions as well, such as the frequency of reported claims and incidents that will ultimately close with an indemnity payment versus those that will close without an indemnity payment. In addition, due to the relatively small number of claims ultimately resulting in an indemnity payment and the average cost per claim, any change in the trends assumed in the ultimate values for these factors could result in a significant change in our reserve estimates. Because our aggregate loss and LAE reserves are so large, this also means that virtually any change in the level of our carried reserves will be material to results of operations and may be material to our financial position.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com